November 9, 1994


The Promus Companies Incorporated
1023 Cherry Road
Memphis, TN  38117

RE:  Form 10-Q Report for the Quarter Ended September 30, 1994

Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

We have been informed that, effective January 1, 1994, the Company changed its method of accounting for preopening costs incurred during development of new casino entertainment and hotel projects. Promus' new policy is to capitalize preopening costs as incurred prior to opening and to expense them upon opening of each project. Previously Promus' policy had been to capitalize such costs and amortize them to expense over thirty-six months from the date of opening. According to the management of the Company, this change was made to clearly identify the preopening costs charged to expense for a particular project and to reflect the Company's results of operations on a comparable basis with its primary peer competitors.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

We have not audited the application of this change to the financial statements of any period subsequent to December 31, 1993. Further, we have not examined and do not express any opinion with respect to your financial statements for the nine months ended September 30, 1994.

Very truly yours,


ARTHUR ANDERSEN LLP